Mail Stop 3561

September 21, 2009

*By U.S. Mail and facsimile to* (713) 207-9944

David M. McClanahan
President and Chief Executive Officer
CenterPoint Energy, Inc.
1111 Louisiana
Hoiston, Texas 77002

      **Re:**    **CenterPoint Energy, Inc.**
              **Form 10-K for Fiscal Year Ended December 31, 2008**
              **Filed February 25, 2009**
              **Proxy Statement on Schedule 14A**
              **Filed March 13, 2009**
              **File No. 001-31447**

Dear Mr. McClanahan:

We have reviewed your filings and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 35

Results of Operations, page 22

1. We believe that your overview could be enhanced to provide a balanced,
   executive level discussion through the eyes of management that identifies the
   most important matters upon which management focus in evaluating financial
   condition and results of operations and provides a context for the discussion and
   analysis of your financial statements. It should also provide insight into material
   opportunities, challenges and risks as well as actions you are taking to address
   those material opportunities, challenges and risks. Therefore, in future filings
   please give consideration to providing:

   • An identification and discussion of key variables and other quantitative and
     qualitative factors necessary for an understanding and evaluation of your
     business and a discussion of management's view of the implications and
     significance of the information; and

   • A discussion and analysis of material uncertainties and known trends that
     would cause reported financial information not to be necessarily indicative of
     future operating performance or financial condition to promote an
     understanding of the quality and potential variability of your earnings and
     cash flows.

   An example of where you could elaborate is by providing a narrative context for
   the certain factors affecting earnings on page 39.

Impact on Liquidity of a Downgrade in Credit Ratings, page 51

2. Please revise to quantify by how much your borrowing costs under your credit
   facilities would increase in the event of a decline in credit rating. Please also
   explain by how much your interest rates and cash collateral requirements would
   increase.

Proxy Statement on Schedule 14A

Board Organization and Committees; Other Governance Provisions, page 6

Governance Committee, page 7

3.  Please describe the registrant's policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.  See Item 404(b) of Regulation S-K.   Please disclose whether any related-party transactions took place.

Compensation Discussion and Analysis, page 20

Stock Ownership Guidelines, page 27

4.  Please explain how you determined the stock ownership guidelines of four and three times base salary, respectively, for your chief executive officer and the other named executive officers.

Executive Compensation Tables, page 31

Non-Equity Incentive Plan Awards, page 34

5.  You have not provided a quantitative and qualitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their non-equity plan awards.  While you have disclosed target for core operating income, you have not disclosed your targets for business service controllable expenses, competitive natural gas sales and services business operating STI results, modified cash flow, composite electric transmission and distribution goals, composite natural gas distribution goals, composite interstate pipeline goals, or composite field services goals.  Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  To the extent that it is appropriate to omit specific

targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate or individual level are not sufficient.  In discussing how likely it will be for the company or its officers to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. See Question 118.04 of Compliance & Disclosure Interpretations on Regulation S-K at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  Further, please discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goals.

Equity Incentive Plan Awards, page 38

Performance Shares, page 38

6. You state, "[p]articipants received three separate awards, with vesting of each award based on one of the independent performance objectives listed below." Please clarify the three separate awards and how each of the performance objectives were used to determine the awards.  Please identify the period of time the objectives cover.

Potential payments Upon Change in Control or Termination, page 46

7. With respect to the potential payments upon termination or change of control, please discuss and analyze how the amounts payable were negotiated and how and why the company agreed to the specified amounts.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director